# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Caesars Entertainment Inc, CIK 0001590895
CUSIP: 12769G100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Caesars Palace Drive, Las Vegas, Nevada (NV), 89109
Date of event which requires filing of this statement: 03/13/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000102909

## Reporting persons
- The Vanguard Group: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On January 12, 2026, The Vanguard Group, Inc. went through an internal realignment. In accordance with SEC Release No. 34-39538 (January 12, 1998), certain subsidiaries or business divisions of subsidiaries of The Vanguard Group, Inc., that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, Inc., will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc. in reliance on such release. These subsidiaries and/or business divisions pursue the same investment strategies as previously pursued by The Vanguard Group, Inc. prior to the realignment. Further in accordance with SEC Release No. 34-39538 (January 12, 1998), The Vanguard Group, Inc. no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions.

## Item 1. Issuer
Name of issuer: Caesars Entertainment Inc
Address of issuer's principal executive offices: 1 Caesars Palace Drive, Las Vegas, NV, 89109

## Item 2. Person Filing
Name of person filing: The Vanguard Group
Address of principal business office or, if none, residence: 100 Vanguard Blvd.,, Malvern, PA, 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Vanguard Group, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Vanguard Group: Ashley Grim, Head of Global Fund Administration (03/26/2026)